No. 812-13695

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

NGP CAPITAL RESOURCES COMPANY,

NGPC Co-Investment Opportunity Fund, LP,

and

NGP INVESTMENT ADVISOR, L.P.

1221 McKinney Street
Suite 2975,
Houston, Texas 77010

(713) 752-0062[

All Communications, Notices and Orders to:

John H. Homier
President and Chief Executive Officer
NGP Capital Resources Company
1221 McKinney Street
Suite 2975,
Houston, Texas 77010
(713) 752-0062

Copy to:
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

December 16, 2009

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NGP CAPITAL RESOURCES COMPANY
NGPC Co-Investment Opportunity Fund, LP, and

NGP INVESTMENT ADVISOR, L.P.

1221 McKinney Street
Suite 2975,
Houston, Texas 77010

(713) 752-0062

File No. 812-
Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

NGP Capital Resources Company (the “Company”), NGPC Co-Investment Opportunity Fund, LP (“NGPC”), and NGP Investment Advisor, L.P. (the “Investment Advisor,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).
In particular, the relief requested in this application (the “Application”) would allow the Company and NGPC, along with any future entity that is advised by the Investment Advisor and that is an affiliated person of the Company as defined in section 2(a)(3)(C) (a “Future Co-Investment Affiliate”), to co-invest in the same issuers of securities (“portfolio companies”).
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1  Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants, and any future entities that may rely on the Order in the future will comply with its terms and conditions.

I.     GENERAL DESCRIPTION OF APPLICANTS

A.     The Company

The Company was organized under the General Corporation Law of the State of Maryland on July 15, 2004 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.3 In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 1221 McKinney Street, Suite 2975, Houston, TX 77010.
In connection with its initial public offering of common stock (the “IPO”), on August 16, 2004, the Company filed a registration statement on Form N-2 and a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act. That registration statement was declared effective in November, 2004. Also on August 16, 2004, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is traded on the NASDAQ Global Select Market and trades under the ticker symbol “NGPC.”

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3 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company operates as a financial services company that invests primarily in debt securities of small and mid-size private energy companies. The Company’s investment objective is to generate both current income and capital appreciation primarily through debt investments with certain equity components. A key focus area for the Company’s targeted investments in the energy industry is domestic upstream businesses that produce, develop, acquire and explore for oil and natural gas. The Company also evaluates investment opportunities in such businesses as coal, power, electricity, energy services and alternative energy. In general, the Company’s investments range in size from $10 million to $50 million. However, the Company may invest more or less depending on market conditions and the Investment Advisor’s view of a particular investment opportunity. The Company’s targeted investments primarily consist of debt instruments, including senior and subordinated loans combined in one facility, sometimes with an equity or property component, and subordinated loans, sometimes with equity components. The Company may also invest in preferred stock and other equity securities on a stand-alone basis.

The Company’s operations are conducted by the Investment Advisor, pursuant to an investment advisory agreement. The Investment Advisor is owned by NGP Energy Capital Management, LLC (“NGP Management”) and the Company’s administrator, NGP Administration, LLC (the “Administrator”). NGP Management manages the Natural Gas Partners private equity funds (“NGP Funds”), which have specialized in providing equity capital to the energy industry since November 1988.

The Company has a five-member board of directors (the “Board”), of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”). The Company does not currently have any employees, nor does it expect to in the future.
B.     NGPC

NGPC was organized as a limited partnership under the laws of the state of Delaware on August 27, 2009. NGP Energy Capital Management, LLC (the “Affiliated Advisor”) owns 99.9% of the ownership interest in NGPC, with the Company’s administrator, NGP Administration, LLC (the “Administrator”), owning the remaining 0.1%. The Affiliated Advisor’s 99.9% ownership interest will be diluted as NGPC offers its interests to outside investors. NGPC has not commenced operations and does not anticipate doing so unless and until the relief sought by this application is obtained. It is anticipated that NGPC will be capitalized with between $250,000,000 to $500,000,000 raised in a private offering, although additional capital could also be raised. In reliance on the exclusion from the definition of investment company contained in Section 3(c)(1), it is anticipated that NGPC will not register under the 1940 Act.

Upon issuance of the requested Order, NGPC will operate pursuant to an investment objective and investment policies that are identical to those of the Company, as summarized above.

C.     The Investment Advisor

The Investment Advisor was organized as a limited partnership under the laws of the state of Delaware on June 4, 2004. The Affiliated Advisor owns 99.9% of the ownership interest in the Investment Advisor, with the Administrator owning the remaining 0.1%. The Investment Advisor is registered with the Commission pursuant to Section 203 of the Investment Advisors Act of 1940, as amended. Currently, the Investment Advisor’s only client is the Company. However, in the event that the relief sought by this application is obtained, the Investment Advisor will also manage the investment activities of NGPC.

II.     RELIEF FOR PROPOSED CO-INVESTMENTS

A.     Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.     Mechanics of the Co-Investment Program

Upon issuance of the requested Order, as noted above, NGPC will operate pursuant to an investment objective and investment policies that are identical to those of the Company. Thus, it is anticipated that, if the Order is issued, then the Company and NGPC would routinely co-invest (the “Co-Investment Program” and each investment, a “Co-Investment Transaction”).

In selecting investments for the Company, the Investment Advisor will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for NGPC, the Investment Advisor will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to NGPC. However, as each of these two entities has the same investment objective and investment policies, the Investment Advisor anticipates that any investment that is an appropriate investment for one entity will be an appropriate investment for the other, with certain exceptions based on available capital, as discussed below.

Under the Co-Investment Program, co-investment between the Company and NGPC would be the norm, rather than the exception. The chart attached as Exhibit B depicts the proposed investment process. Under the Co-Investment Program, each co-investment would be allocated between the Company and NGPC based upon the relative capital of each entity then currently available for investment (“Available Capital”). For this purpose, Available Capital refers to the cash and other liquid assets on hand or anticipated to be on hand (e.g., through capital raises or liquidations of existing investment positions of the Company and NGPC, respectively). These relative allocation percentages (“Relative Allocation Percentages”) would be approved each quarter or, as necessary or appropriate, between quarters by both the full Board and the Required Majority (within the meaning of Section 57(o)) (the “Required Majority”)4 and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative Available Capital of the Company vis-à-vis NGPC, or in the case of a specific investment, to the extent the Company’s participation at a certain level could cause the Company to fail to meet the diversification or other requirements necessary for it to qualify as a RIC under the Code. The Company will not deviate from its co-investment policies except as may be required by applicable law. Applicants are not aware of any such requirement at this time.
The Co-Investment Program as a whole has been approved by both the full Board and the Required Majority. The Relative Allocation Percentages will be approved by both the full Board and the Required Majority prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Percentages for any investment, by the Company or NGPC, would require prior approval by both the full Board and the Required Majority.

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4 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

As noted above, when selecting portfolio companies, the Investment Advisor would only consider the investment objective, investment policies, investment position, Available Capital, and other pertinent factors applicable to each of the Company and NGPC. Thus, if it is determined that following the Relative Allocation Percentages with respect to a particular investment is not appropriate for either of the Company or NGPC, the Investment Advisor can ask the full Board and the Required Majority to consider an exception from the Relative Allocation Percentages.
Additionally, the Board, including the Required Majority, would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages are being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Percentages.
All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.
The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to NGPC’s purchase to be the same as those applicable to the Company’s purchase.

2.     Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and NGPC will increase favorable investment opportunities for the Company. The Co-Investment Program has been approved by the Board and the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from NGPC available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company and NGPC typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.5
In view of the foregoing, in cases where the Investment Advisor identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The availability of NGPC as an investing partner of the Company may alleviate that necessity in certain circumstances.
The Company could lose some investment opportunities if they could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Investment Advisor due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual investment limits require the Investment Advisor to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of NGPC available for co-investment, there should be an increase in the number of opportunities accessible to the Company.
The Investment Advisor and the Board believe that it will be advantageous for the Company to co-invest with NGPC and that such investments would be consistent with the investment objective, investment policies, investment positions, investment restrictions, regulatory requirements, and other

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5 See I.R.C. § 851(b)(4).

pertinent factors applicable to the Company. As noted above, to the extent that the Investment Advisor believes that a proposed Co-Investment Transaction is not appropriate for either the Company or NGPC, the Investment Advisor can request that the Board and the Required Majority examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.
The Investment Advisor also believes that co-investment by the Company and NGPC will afford the Company the ability to achieve greater diversification and, together with NGPC, the opportunity to exercise greater influence on the portfolio companies in which the Company and NGPC co-invest.

B.     Applicable Law

1.     Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the

BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.     Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment advisor or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

     Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.     Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that NGPC falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because the Investment Advisor is the investment advisor to both the Company and NGPC, the Company and NGPC could be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control by the Investment Advisor. Thus, NGPC could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.     Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting NGPC, and any Future Co-Investment Affiliates, to participate with the Company in the Co-Investment Program.

E.     Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.6 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.     Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited

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6 Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Eguitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the formulae for the allocation of co-investment opportunities among the Company and NGPC, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Investment Advisor would not be able to favor NGPC over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for NGPC, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one of the entities as opportunities arise.

Under the Co-Investment Program, participation will be based on proportional allocation using a pre-determined formula, the Relative Allocation Percentages. There would not appear to be any provision, policy, or purpose of the 1940 Act with which such participation, on the basis proposed, is inconsistent.

G.     Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.     Each time the Investment Advisor considers an investment for NGPC, the Investment Advisor will make an independent determination of the appropriateness of the investment for the Company.

2.     (a)     If the Investment Advisor deems that the Company’s participation in the investment is appropriate, then such investment will be made pursuant to the Relative Allocation Percentages, unless the Investment Advisor determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment. The Relative Allocation Percentages will be determined by both the full Board and the Required Majority in advance and will be based upon the Available Capital of the Company, on the one hand, and NGPC, on the other hand. The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted, for subsequent transactions, in their sole discretion for any reason, including, among other things, changes in the Available Capital of the Company vis-à-vis the Available Capital of NGPC.

     (b)     If the Investment Advisor deems that the Company’s participation in the Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages is not appropriate, then the Investment Advisor will recommend an appropriate level of investment for the Company and NGPC. If the aggregate amount recommended by the Investment Advisor for the Company to be invested in such Co-Investment Transaction, together with the amount proposed to be invested by NGPC in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s Available Capital, on one hand, and NGPC’s Available Capital, on the other hand, to the aggregated Available Capital of the two parties, up to the amount proposed to be invested by each. The Investment Advisor will provide the Required Majority with information concerning NGPC’s Available Capital to assist the Required Majority with their review of the Company’s investments for compliance with these allocation procedures. After making the determinations required in this paragraph (b), the Investment Advisor will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by NGPC, to the Independent Directors for their consideration. Outside of the Relative Allocation Percentages, the Company will co-invest with NGPC only if, prior to the Company's and NGPC’s participation in the Co-Investment Transaction, a Required Majority concludes that:

          (i)     the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

          (ii)     the transaction is consistent with

               (A)     the interests of the stockholders of the Company; and

               (B)     the Company's investment objectives and policies (as described in the Company's registration statement on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company's reports to stockholders);

(iii)     the investment by NGPC would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of NGPC; provided, that if NGPC, but not the Company, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii), if

                    (A)     the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

     (B)     the Investment Advisor agrees to, and does, provide, periodic reports to the Company's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and;

(iv)     the proposed investment by the Company will not benefit the Investment Advisor or NGPC or any affiliated person of either of them (other than the Company), except to the extent permitted under sections 17(e) and 57(k) of the Act.

3.     The Investment Advisor has the right to withhold the Company’s or NGPC’s participation in any Co-Investment Transaction, or to invest less than the amount proposed on the Company’s and/or NGPC’s behalf. The Investment Advisor’s decision to withhold the Company’s participation in any Co-Investment Transaction will not preclude the Investment Advisor from determining that such investment opportunity would be appropriate for NGPC independently, and vice versa.

4.     Except for follow-on investments made pursuant to condition 7 below, the Company and NGPC will not invest in any portfolio company in which NGPC or any affiliated person of NGPC is an existing investor.

5.     The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for NGPC. The grant to NGPC, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(b)(iii)(A) and (B) are met.

6.     Any sale, exchange, or other disposition by the Company or NGPC of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Investment Advisor formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of the Company. The Company and NGPC will each bear its own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to all participants.

        7.     Any “follow-on investment” (i.e., an additional investment in the same entity) by the Company or NGPC, or any exercising of warrants or other rights to purchase securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Investment

Advisor formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata participation is in the best interest of the Company. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.

8.     The Independent Directors will be provided quarterly for review all information concerning (1) all investments made by NGPC during the preceding quarter, and (2) Co-Investment Transactions, during the preceding quarter, including investments made by NGPC which the Company considered but declined to participate in, so that the Independent Directors may determine whether the conditions of the order have been met. In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of any person concerned.

9.     The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

10.     No Independent Directors will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of, NGPC.

11.     The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the Investment Advisor under its investment advisory agreements with NGPC, be shared by the Company and NGPC in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

12.     Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and NGPC on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. NGPC or any affiliated person of the Company will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the Company and NGPC) as a result of or in connection with a Co-Investment Transaction.

III.     PROCEDURAL MATTERS

A.     Communications

Please address all communications concerning this Application and the Notice and Order to:

John H. Homier
President and Chief Executive Officer
NGP Capital Resources Company
1221 McKinney Street
Suite 2975,
Houston, Texas 77010
(713) 752-0062

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

B.     Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on August 5, 2009. A copy of the resolution then adopted by the Company’s Board reflecting the foregoing authorizations is attached hereto as Exhibit A. The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective operating agreements. Each of the foregoing authorizations remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the16th day of December, 2009.

NGP CAPITAL RESOURCES COMPANY

By:     __/s/ John H. Homier________________________

Name:     John H. Homier

Title:     President and Chief Executive Officer

NGPC CO-INVESTMENT OPPORTUNITY FUND, LP

By:     NGP Administration, LLC, its general partner

By:     __/s/ John H. Homier________________________

Name:     John H. Homier

Title:     President

NGP INVESTMENT ADVISOR, L.P.

By: NGP Administration, LLC, its general partner

By:     __/s/ John H. Homier________________________

Name:     John H. Homier

Title:     President

VERIFICATION

     The undersigned states that he has duly executed the attached exemptive application dated December 16, 2009 for and on behalf of NGP Capital Resources Company; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of NGPC Co-Investment Opportunity Fund, LP and NGP Investment Advisor, L.P. as the President of NGP Administration, LLC, their general partner; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                    __/s/ John H. Homier________________________
                    Name:     John H. Homier
                    Date:     December 16, 2009

EXHIBIT A

Resolution of the Board of Directors of NGP Capital Resources Company

RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, the Secretary, and Senior Vice President of the Company (collectively, the “Authorized Officers” and each individually an “Authorized Officer”) be, and they hereby are, authorized to prepare and file with the SEC an application for an exemptive order pursuant to Section 6(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 thereunder authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act;

RESOLVED, that that the Authorized Officers of the Company be, and they hereby are, authorized to prepare and file with the SEC an application for an exemptive order pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 thereunder authorizing certain affiliated transactions that otherwise may be prohibited by Sections 57(a)(1), (2) and (4) of such Act.

EXHIBIT B

Chart of Co-Investment Process

s

NGP CAPITAL RESOURCES COMPANY
CO-INVESTMENT DECISION PROCESS

Proposed portfolio investment meets the Company's investment strategy and applicable BDC requirements?
No
Pass on proposed investment as it relates to the Company, thus no Co-Investment Transaction.*
Yes
Proposed portfolio investment meets NGPC's investment strategy?
No
Pass on proposed investment as it relates to NGPC, thus no Co-Investment Transaction.**
Yes***
The Company and NGPC will engage in a Co-Investment Transaction pursuant to the Relative Allocation Percentages, unless the Investment Advisor determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment.

* Does not preclude the Investment Advisor from directing NGPC to pursue the proposed investment. *See* Condition 3 on Pages 16-17 of the Application.

** Does not preclude the Investment Advisor from directing the Company to pursue the proposed investment. *See* Condition 3 on Pages 16-17 of the Application.

*** If "Yes", then preliminary allocation of total proposed investment will be allocated between the Company and NGPC based upon a Relative Allocation Percentage pre-approved by the Required Majority of the Company's Board.